FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of February, 2015

MAX RESOURCE CORP.

 (SEC File No. 0-30780)

Suite 2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

FORM 51-102F3

Material Change Report

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1.

Name and Address of Company

MAX Resource Corp.

2300-1066 West Hastings Street

Vancouver, B.C. V6E 3X2

Item 2.

Date of Material Change

February 24, 2015

Item 3.

News Release

Issued and distributed through the facilities of Newsfile on February 24, 2015

Item 4.

Summary of Material Change

See attached copy of the February 24, 2015 News Release

Item 5.

Full Description of Material Change

See attached copy of the February 24, 2015 News Release

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officer

Stuart Rogers

Telephone: (604) 689-1749

Item 9.

Date of Report

February 24, 2015

February 24, 2015

TSX-V: MXR

OTC Pink: MXROD

Frankfurt: M1D

News Release

MAX COMPLETES SHARE CONSOLIDATION

Vancouver, British Columbia: – MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) (the “Company”) has completed the share consolidation announced February 23, 2015 on the basis of five (5) old shares for one (1) new share (the “Consolidation”)  The Consolidation was approved by a special resolution of the shareholders of the Company on October 14, 2014.  As a result of the Consolidation, the 30,825,985 common shares which were previously issued and outstanding were reduced to 6,165,197 common shares.  Each fractional common share equal to or greater than 0.5 common shares was rounded up to the nearest whole common share and each fractional common share less than 0.5 common shares was rounded down to the nearest whole common share.

The effective date for the Consolidation is February 24, 2015.  The Company advises that the post-consolidation common shares of the Company will trade under the new CUSIP number 57772U208 and the new ISIN number CA57772U2083. The Company’s name and stock symbol will remain unchanged.

Letters of transmittal describing the process by which shareholders may obtain new share certificates can be accessed on our web site at www.maxresource.com or by calling the Company directly.   Shareholders who hold their shares through a broker or other intermediary and do not have shares registered in their own name will not be required to complete a letter of transmittal.

MAX Resource Corp. is a reporting issuer in the provinces of British Columbia and Alberta.

MAX RESOURCE CORP.

“Stuart Rogers”

Stuart Rogers,

President and CEO

Contacts: Leonard MacMillan, Corporate Communication

info@maxresource.com

Phone: 604-637-2140        Toll Free: 1-866-331-5088

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date:  February 25, 2015

/s/ Stuart Rogers

Stuart Rogers

Director